As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aphria Inc.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Green Growth Brands Inc.

(Bidder)

Common Shares

(Title of Class of Securities)

03765K

(CUSIP Number of Class of Securities (if applicable))

Peter Horvath

Chief Executive Officer

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

647-495-8798

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Kent Kiffner

General Counsel

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

January 22, 2019

(Date tender offer first published, sent or given to securityholders)

EXPLANATORY NOTE

Green Growth Brands Inc. hereby further amends the Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on January 22, 2019 to include as an exhibit its Press Release, dated April 25, 2019, titled “Green Growth Brands Offer for Aphria Inc. Expires”

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Offer to Purchase and Take-Over Bid Circular, dated as of January 22, 2019 (“Offer and Circular”), including the Letter of Transmittal and Notice of Guaranteed Delivery.[1]

(b)	Advertisement published in The Globe and Mail on January 23, 2019.[1]

(c)	Notice of Variation, dated as of April 15, 2019.[1]

[1]	Previously filed.

Item 2.	Information Legends

See “Notice to Shareholders in the United States” beginning on page viii of the Offer and Circular, dated as of January 22, 2019.2

Also see “Notice to Shareholders in the United States” beginning on page v of the Notice of Variation, dated as of April 15, 2019.2

[2]	Previously filed.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following document is filed as an exhibit to this Schedule:

Exhibit No.	Description

2.1**	Press release, dated December 27, 2018 relating to Green Growth Brands Inc.’s intention to make an offer for all outstanding common shares of Aphria.

2.2**	Press release, dated December 31, 2018 relating to Green Growth Brands Inc.’s reaffirmation of its commitment to launch a takeover bid for Aphria.

2.3*	Press release, dated January 22, 2019, titled “Green Growth Brands Files Offer and Circular for Aphria Inc.; Formal Take-over Bid to Commence on January 23, 2019; Receives Commitment for $150 Million Equity Investment”.

2.4***	Press release, dated February 6, 2019, titled “Green Growth Brands Comments on Offer for Aphria Inc.”

2.5****	Press release, dated April 15, 2019, titled “Green Growth Brands Files to Accelerate Expiration of Aphria Bid”.

2.6*****	Press Release, dated April 25, 2019, titled “Green Growth Brands Offer for Aphria Inc. Expires”

3.1*	The Annual Information Form of Xanthic Biopharma, Inc. (“Xanthic”), dated November 26, 2018 in respect of the financial year ended June 30, 2018.

3.2*	The Audited Consolidated Financial Statements of Xanthic for the year ended June 30, 2018 and related notes together with the independent auditors report thereon, and the management’s discussion and analysis in connection therewith.

3.3*	The Unaudited Condensed Interim Consolidated Financial Statements of Xanthic for the three months ended September 30, 2018 and related notes, and the interim management’s discussion and analysis in connection therewith.

3.4*	The Material Change Report of Xanthic, dated July 17, 2018 in respect of the entering into of the arm’s length business combination agreement, dated July 13, 2018 between Xanthic and Green Growth Brands Ltd.

3.5*	The Material Change Report of Xanthic, dated November 16, 2018 in respect of the completed business combination of Xanthic and Green Growth Brands Ltd.

3.6*	The Material Change Report of Xanthic, dated December 12, 2018 in respect of Xanthic’s entering into of a membership interest purchase agreement, dated December 10, 2018 in connection with the purchase by Xanthic of all of the issued and outstanding membership interests of Just Healthy LLC.

3.7*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of the entering into on December 12, 2018 by Xanthic of definitive agreements to acquire a cultivation facility operated by Wellness Orchards of Nevada LLC and Panorama WON LLC located in Pahrump, Nevada.

3.8*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of Xanthic’s agreement to accept an irrevocable option (“Henderson Option”) to acquire all of the membership interests of Henderson Organic Remedies, LLC (“Henderson Organic”) together with the right to all of Henderson Organic’s free cash flow until exercise of the Henderson Option.

3.9*	The Business Acquisition Report of Xanthic, dated September 24, 2018 in respect of the entering into of a binding letter agreement with management of Green Growth Brands Ltd. concerning (i) an arm’s length business combination; and (ii) the acquisition by GGB Nevada LLC of 100% of the outstanding membership interests of Nevada Organic Remedies LLC.

3.10*	The Management Information Circular of Aurquest Resources Inc., dated as of January 11, 2018 in respect of the annual and special meeting of shareholders of Aurquest Resources Inc. held on February 16, 2018.

3.11*	The Management Information Circular of Xanthic, dated as of October 12, 2018 in respect of the annual and special meeting of shareholders of Xanthic held on November 2, 2018.

4.1*	Consent of MNP LLP

4.2*	Consent of MNP SENCRL SRL

4.3*	Consent of Norton Rose Fulbright Canada LLP

*	Incorporated herein by reference to Green Growth Brand Inc. (“GGB”) Registration Statement on Form F-10, File No. 333-229329.
**	Incorporated herein by reference to Form 425 previously filed with the SEC on January 3, 2019.
***	Incorporated herein by reference to Form 425 previously filed with the SEC on February 6, 2019
****	Incorporated herein by reference to Form 425 previously filed with the SEC on April 15, 2019
*****	Incorporated herein by reference to Form 425 previously filed with the SEC on April 25, 2019

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.3

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[3]	Previously filed.

PART IV — SIGNATURES

By signing this Schedule, Green Growth Brands Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2019	GREEN GROWTH BRANDS INC.

	By:	/s/ Peter Horvath
Name: Peter Horvath
Title: Chief Executive Officer and Director